Filed Pursuant to Rule 433

Registration Statement No. 333-180289

LONG SHORT NOTES

Linked to the Industrial Select Sector/Consumer Discretionary Select Sector Long Short Index
Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately [16 to 20] months, to be determined on the pricing date
Composite Index	The Industrial Select Sector/Consumer Discretionary Select Sector Long Short Index. The Composite Index consists of a leveraged long position in the Long Component and a short position in the Short Component. The level of the Composite Index will be determined as described in the Preliminary Offering Documents.
Long Component	Industrial Select Sector Index (Bloomberg symbol: “IXI”) will be given an Initial Component Weight of 150%
Short Component	Consumer Discretionary Select Sector Index (Bloomberg symbol: “IXY”) will be given an Initial Component Weight of -50%
Payout Profile at Maturity	• 1-to-1 upside exposure to increases in the Composite Index • 1-to-1 downside exposure to decreases in the Composite Index, with 100% of the principal amount at risk
Investment Considerations	This investment is designed for investors who anticipate that the level of the Long Component will increase, and that the level of the Short Component will decrease or not increase as much as the Long Component increases over the term of the notes, and are willing to take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/83246/000114420414044457/v384538_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Composite Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	The long and short positions represented by the Market Measure Components will have a substantial effect on the value of the Composite Index; in the case of the Long Component, this effect is magnified due to its leverage.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC, and actual or perceived changes in HSBC’s creditworthiness are expected to affect the value of the notes. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	You will have no rights of a holder of the securities represented by the Market Measure Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	Neither the publisher of the Market Measure Components nor MLPF&S, as index compilation agent, has any obligation to consider your interests when performing its duties.
•	The stocks included in each Market Measure Component are concentrated in one sector and are subject to risks associated with the industrial sector and consumer discretionary sector.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.